File No. 812-[  ]

As filed with the Securities and Exchange Commission on June 11, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

In the Matter of:

iDirect Private Markets Fund

iCapital Registered Fund Adviser LLC

iCapital Markets LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Stephen Jacobs

General Counsel

iCapital Registered Fund Adviser LLC

60 East 42nd Street

26th Floor

New York, NY 10165

sjacobs@icapitalnetwork.com

WITH A COPY TO:

Richard Horowitz, Esq.

Jonathan Gaines, Esq.

Alexander Karampatsos, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

richard.horowitz@dechert.com

jonathan.gaines@dechert.com

alexander.karampatsos@dechert.com

This Application (including Exhibits) contains 20 pages

EXHIBITS

Exhibit A — Resolutions of the Boards of Trustees of iDirect Private Markets Fund

Exhibit B — Verifications of the Applicants

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF: iDIRECT PRIVATE MARKETS FUND iCAPITAL REGISTERED FUND ADVISER LLC iCAPITAL MARKETS LLC Investment Company Act of 1940 File No. 812-[ ]	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.             THE PROPOSAL

iDirect Private Markets Fund (formerly, iCapital KKR Private Markets Fund and Altegris KKR Commitments Master Fund) (the “Initial Fund”) is a Delaware statutory trust that is registered under the Act and operates as a continuously offered, non-diversified, closed-end management investment company that provides periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). iCapital Registered Fund Adviser, LLC (the “Adviser”) serves as the Initial Fund’s investment adviser. The Initial Fund, the Adviser and iCapital Markets LLC (the “Distributor”) are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any other continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund is currently offering Class A and Class I Shares on a continuous basis under its current registration statement2 and an exemptive order3 issued to the Initial Fund and its previous investment adviser by the Commission granting substantially the same relief as is sought herein (the “Prior Order”). The Applicants represent that they will not rely on the Prior Order if the exemptive relief requested by this Application is granted. On February 12, 2021, the Adviser became the investment adviser to the Initial Fund. If the requested relief is granted, the Initial Fund intends to continue to continuously offer Class A and Class I Shares, and may offer one or more additional classes of shares. Each of Class A and Class I Shares have, and any new class of shares will have, its own fee and expense structure. Additional offerings by the Initial Fund relying on this relief may be on a private placement or public offering basis. Class A and Class I Shares and any new class of Shares will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

1 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 iDirect Private Markets Fund (Registration File Nos. 333-263199 and 811-22963). The Initial Fund’s registration statement most recently went effective on July 7, 2022.

3 Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos. 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order).

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.            STATEMENT OF FACTS

A.	iDirect Private Markets Fund (the “Initial Fund”)

The Initial Fund is currently offering Class A and Class I Shares on a continuous basis. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that provides periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund’s investment objective is to seek long-term capital appreciation. The Initial Fund operates as a “fund of funds” that provides a means for investors to participate in investments in various Investment Funds (as defined below). The Initial Fund intends to pursue its investment objective by investing approximately 90% of its total assets in direct access co-investments (“Direct Access Co-Investments”) through or alongside private equity funds sponsored or managed by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), Vista Equity Partners Management, LLC or an affiliate (collectively, “Vista”), or Warburg Pincus LLC or an affiliate (collectively, “Warburg Pincus” and with KKR and Vista, the “Core Independent Managers”). Direct Access Co-Investments are sourced from arrangements in which the Initial Fund has the opportunity to invest in a Core Independent Manager’s buyout and growth equity investments globally on a deal-by-deal basis. However, the Initial Fund may at any time determine not to allocate its assets to the Core Independent Managers and, instead, may determine to allocate its assets to Investment Interests not sponsored, advised by, or otherwise linked to, a Core Independent Manager and to mandates and asset classes not representative of private equity. The Initial Fund’s address is 60 East 42nd Street, 26th Floor, New York, New York 10165.

Investments in Class A Shares of the Initial Fund are subject to a sales load assessed at a rate up to 3.50% depending upon the amount invested, a shareholder services fee at the annual rate of 0.25% of the aggregate net asset value of Class A Shares, and a monthly distribution fee at the annual rate of 0.35% of the aggregate net asset value of Class A Shares, determined and accrued as of the last day of each calendar month. Investments in Class I Shares of the Initial Fund are not subject to a sales load, shareholder services fee, or distribution fee. Both Class A and Class I Shares are subject to an early repurchase fee equal to 2% of the net asset value of any shares repurchased by the Initial Fund that were held for less than one year in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time (the “Early Repurchase Fee”).

The Initial Fund has adopted a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the Act, as if those rules applied to closed-end management investment companies (the “Distribution and Service Plan”). The Distribution and Service Plan has been approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to the Distribution and Service Plan, the Initial Fund pays the Distributor an ongoing distribution and service fee (the “Distribution and Servicing Fee”) at an annualized rate of 0.60% of the average net assets attributable to the Class A Shares. This Distribution and Servicing Fee consists of compensation at a rate of 0.60% for the sale and marketing of the Class A Shares and 0.00% for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based Distribution and Servicing Fees comply with the provisions of the FINRA Sales Charge Rule. Applicants represent that the Initial Fund will comply with Rule 12b-1 under the Act as if it were an open-end management investment company.

All Distribution and Servicing Fees, if any, with respect to any new class of shares would be paid pursuant to an amended and restated Distribution and Service Plan adopted by the Initial Fund (and approved by the Board) with respect to the class. Under any future Distribution and Service Plan, the Initial Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of the FINRA Sales Charge Rule. The Initial Fund may offer additional classes of shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of the FINRA Sales Charge Rule. The Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

The Initial Fund may from time to time offer to repurchase shares pursuant to written tenders by shareholders in accordance with Rule 13e-4 under the Exchange Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders. Repurchases of the Initial Fund’s shares will be made at such times, in such amounts and on such terms as may be determined by the Initial Fund’s Board of Trustees (the “Board,” and each member a “Trustee”) in its sole discretion. In determining whether the Initial Fund should offer to repurchase shares, the Board will consider a variety of operational, business and economic factors. Since August 2017, the Initial Fund has offered to repurchase shares from shareholders on a quarterly basis in an amount not to exceed 5% of the Fund’s net asset value.

Upon receiving the requested relief, Class A and Class I Shares of the Initial Fund will continue to be offered at net asset value with the applicable sales load, annual asset-based distribution and/or services fees and other expenses, as applicable, disclosed in the Initial Fund’s prospectus, as supplemented or amended from time to time. A new class of shares would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based distribution and/or service fee, other expenses and an Early Repurchase Fee. The Initial Fund may in the future offer additional classes of shares and/or another sales charge, fee or expense structure.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).4

B.	iCapital Registered Fund Adviser, LLC

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Advisory Agreement”). The Investment Advisory Agreement was last approved by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund in December 2023 and was approved by the Initial Fund’s shareholders in January 2021, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is 60 East 42nd Street, 26th Floor, New York, New York 10165.

4 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

C.	iCapital Markets LLC

The Distributor, a limited liability company organized under the laws of the State of Delaware, is registered with the Commission as a broker-dealer under the Exchange Act and serves as the distributor of the Initial Fund. The Distributor is an affiliated person of the Adviser. The Distributor’s mailing address is 60 East 42nd Street, 26th Floor, New York, New York 10165.

D.	Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class A and Class I Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an Early Repurchase Fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund does not intend to impose an Early Repurchase Fee.

III.         EXEMPTIONS REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”5 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

5 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.         COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.            DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.6 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.7

6 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

7 Id. at 424.

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.8 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.9 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.10 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.11

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.12 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.13

8 Id. at 439-40.

9 Id. at 424.

10 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

11 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

12 Protecting Investors at 439-40; Proposing Release at 27.

13 See, e.g., Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC, Investment Co. Rel. Nos. 35154 (March 15, 2024) (notice) and 35169 (April 10, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund and Axxes Advisors LLC, Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund and Pantheon Ventures (US) LP, Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); Mainstay MacKay Municipal Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund, et al., Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund, et al., Investment Co. Rel. Nos. 35056 (November 21, 2023) and 35070 (December 19, 2023) (order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. Nos. 35052 (November 21, 2023) (notice) and 35069 (December 19, 2023) (order); Jackson Credit Opportunities Fund and Jackson National Asset Management, LLC, Investment Co. Rel. Nos. 35051 (November 16, 2023) (notice) and 35066 (December 12, 2023) (order); Eaton Vance Floating-Rate Opportunities Fund and Eaton Vance Management, Investment Co. Rel. Nos. 35040 (October 25, 2023) (notice) and 35054 (November 21, 2023) (order).

B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).14 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

14 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,15 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.16

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

15 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

16 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.17 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.18 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports19 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.20 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.21 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Aether Infrastructure & Natural Resources Fund, Felicitas Private Markets Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, Octagon XAI CLO Income Fund, Mainstay MacKay Municipal Income Opportunities Fund, CAZ Strategic Opportunities Fund, Meketa Infrastructure Fund, Oxford Park Income Fund, Inc., Jackson Credit Opportunities Fund and Eaton Vance Floating-Rate Opportunities Fund.22 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

17 See Aether Infrastructure & Natural Resources Fund, supra note 13; Felicitas Private Markets Fund, supra note 13; Coller Secondaries Private Equity Opportunities Fund, supra note 13; Axxes Private Markets Fund, supra note 13; AMG Pantheon Credit Solutions Fund, supra note 13; AB CarVal Opportunistic Credit Fund, supra note 13; Octagon XAI CLO Income Fund, supra note 13; Mainstay MacKay Municipal Income Opportunities Fund, supra note 13; CAZ Strategic Opportunities Fund, supra note 13; Meketa Infrastructure Fund, supra note 13; Oxford Park Income Fund, Inc., supra note 13; Jackson Credit Opportunities Fund supra note 13; and Eaton Vance Floating-Rate Opportunities Fund, supra note 13.

18 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

19 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

20 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)

21 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

22 See Aether Infrastructure & Natural Resources Fund, supra note 13; Felicitas Private Markets Fund, supra note 13; Coller Secondaries Private Equity Opportunities Fund, supra note 13; Axxes Private Markets Fund, supra note 13; AMG Pantheon Credit Solutions Fund, supra note 13; AB CarVal Opportunistic Credit Fund, supra note 13; Octagon XAI CLO Income Fund, supra note 13; Mainstay MacKay Municipal Income Opportunities Fund, supra note 13; CAZ Strategic Opportunities Fund, supra note 13; Meketa Infrastructure Fund, supra note 13; Oxford Park Income Fund, Inc., supra note 13; Jackson Credit Opportunities Fund supra note 13; and Eaton Vance Floating-Rate Opportunities Fund, supra note 13.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.23 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].24

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.25 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

23 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

24 Id.

25 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.26 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.27 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.28 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

26 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

27 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

28 See Aether Infrastructure & Natural Resources Fund, supra note 13; Felicitas Private Markets Fund, supra note 13; Coller Secondaries Private Equity Opportunities Fund, supra note 13; Axxes Private Markets Fund, supra note 13; AMG Pantheon Credit Solutions Fund, supra note 13; AB CarVal Opportunistic Credit Fund, supra note 13; Octagon XAI CLO Income Fund, supra note 13; Mainstay MacKay Municipal Income Opportunities Fund, supra note 13; CAZ Strategic Opportunities Fund, supra note 13; Meketa Infrastructure Fund, supra note 13; Oxford Park Income Fund, Inc., supra note 13; Jackson Credit Opportunities Fund supra note 13; and Eaton Vance Floating-Rate Opportunities Fund, supra note 13.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”29 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.30 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.31 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d- 1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.32

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

29 Investment Co. Act Rel. No. 14390 (February 2, 1985).

30 Id.

31 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

32 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,33 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.34

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.         APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.        CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

33 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

34 Id

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.35

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 60 East 42nd Street, 26th Floor, New York, New York 10165 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

35 See Aether Infrastructure & Natural Resources Fund, supra note 13; Felicitas Private Markets Fund, supra note 13; Coller Secondaries Private Equity Opportunities Fund, supra note 13; Axxes Private Markets Fund, supra note 13; AMG Pantheon Credit Solutions Fund, supra note 13; AB CarVal Opportunistic Credit Fund, supra note 13; Octagon XAI CLO Income Fund, supra note 13; Mainstay MacKay Municipal Income Opportunities Fund, supra note 13; CAZ Strategic Opportunities Fund, supra note 13; Meketa Infrastructure Fund, supra note 13; Oxford Park Income Fund, Inc., supra note 13; Jackson Credit Opportunities Fund supra note 13; and Eaton Vance Floating-Rate Opportunities Fund, supra note 13.

Applicants have caused this Application to be duly signed on their behalf on the 11th day of June 2024.

iDirect Private Markets Fund

Dated: June 11, 2024	By:	/s/ Nick Veronis
Name: Nick Veronis
Title: Trustee and President

iCapital Registered Fund Adviser LLC

Dated: June 11, 2024	By:	/s/ Stephen Jacobs
Name: Stephen Jacobs
Title: General Counsel

iCapital Markets LLC

Dated: June 11, 2024	By:	/s/ Stephen Jacobs
Name: Stephen Jacobs
Title: Authorized Signatory

EXHIBIT A

Resolutions of the Board of Trustees of iDirect Private Markets Fund

RESOLVED, that the Board of the Fund hereby approves the preparation and filing with the Securities and Exchange Commission of an application for multiple class exemptive relief and any and all amendments to such application for multiple class exemptive relief, with such changes as may be approved by any officer of the Fund with the advice of counsel or as may otherwise be deemed appropriate by any officer of the Fund with the advice of counsel; and be it

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the order.

EXHIBIT B

Verification of iDirect Private Markets Fund

The undersigned states that he has duly executed the attached application dated June 11th, 2024 for and on behalf of iDirect Private Markets Fund in his capacity as Trustee and President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nick Veronis
Name:	Nick Veronis
Title:	Trustee and President

Verification of iCapital Registered Fund Adviser LLC

The undersigned states that she has duly executed the attached application dated June 11th, 2024 for and on behalf of iCapital Registered Fund Adviser LLC in his capacity as General Counsel of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Jacobs
Name:	Stephen Jacobs
Title:	General Counsel

Verification of iCapital Markets LLC

The undersigned states that he has duly executed the attached application dated June 11th, 2024 for and on behalf of iCapital Markets LLC in his capacity as authorized signatory of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Jacobs
Name:	Stephen Jacobs
Title:	Authorized Signatory

1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 202 261 3333 Fax

June 11, 2024

Via Electronic Transmission

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0104 Attention: Filing Desk

Re:	iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC and iCapital Markets LLC (the “Applicants”); Application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order granting certain exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder and pursuant to Sections 6(c) and 23(c) of the Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for an order permitting certain arrangements (the “Application”).

Ladies and Gentlemen:

Enclosed for filing on behalf of the Applicants pursuant to Rule 0-2 under the Act is one copy of the Application.

Should you have any questions concerning the Application, please do not hesitate to contact me at (202) 261-3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos